

Mail Stop 3561

July 26, 2017

Ralph Izzo
President and Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza
Newark, New Jersey 07102

Re: **Public Service Enterprise Group Inc**
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 1-9120

Dear Mr. Izzo:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 18. Stock Based Compensation, page 155

1. We note that restricted stock units and performance share units entitle the recipients to dividends. Please tell us if these awards qualify as participating securities as defined in ASC 260-10-20. If so, please tell us what consideration you gave to computing earnings per share under the two-class method. Please refer to ASC 260-10-45-60B.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 if you have questions regarding our comment. You may contact me with any other questions at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Daniel J. Cregg, Executive Vice President and Chief Financial Officer